DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com

Michael S. Kagnoff michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122
October 22, 2010
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 205549

Re:	Reva Medical, Inc.
Registration Statement on Form S-1
Amendment No. 1 filed September 21, 2010
File No. 333-168852
Dear Ms. Breslin:
This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 8, 2010, to Robert B. Stockman, Chief Executive Officer of Reva Medical, Inc. (the “Company”), regarding the amended registration statement on Form S-1, File No. 333-168852 (the “Registration Statement”), filed by the Company on September 21, 2010.
This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 2 to the Registration Statement, together with copies that are marked to show the changes from the prior filing.
Prospectus Cover Page
1.	With respect to your responses to prior comments 4 and 34, as well as the revised disclosure here and on pages 5 and 109 that the offering will terminate on “the earlier of (i) a date, mutually acceptable to [you] and [y]our placement agent, after, which the minimum offering is sold or (ii) two months from the date of lodging a prospectus with the Australian Securities and Investments Commission,” please:
•	tell us how the determination of the expiration date of the offering and the return of funds to investors “as soon as reasonably practicable” in the event quotation of your CHESS depositary interests is not granted within two months following lodging of a prospectus with the Australian Securities and Investments Commission are consistent with Rule 10b-9 of the Exchange Act of 1934;

•	tell us, with a view toward disclosure, when you expect to lodge a prospectus with the Australian Securities and Investments Commission; and

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•	file any agreement related to the trust account in which you will hold funds received from purchasers through the expiration of the offering as an exhibit to the registration statement.
Response: In response to the Staff’s comment, we have provided additional disclosure on page 5 of the Registration Statement and clarified the disclosures on the Prospectus Cover Page and page 109 of the Registration Statement regarding the proposed offering process and timeline. We have also disclosed that the Company intends to lodge a prospectus with the Australian Securities and Investment Commission (the “ASIC”) on or immediately prior to the date the Commission declares the Registration Statement effective. The Company has also filed as Exhibit 10.24 the escrow deed between the Company and its transfer agent, Computershare, under which the funds received from potential investors in the CDIs will be held in escrow pending the closing or expiration of the offering.
As disclosed on page 5 of the Registration Statement, the proposed offering process and timeline will be as follows:

Lodging the Prospectus	We intend to lodge a prospectus prepared in accordance with Part 6D of the Australian Corporations Act 2001 (Cth), or Corporations Act, with the Australian Securities and Investment Commission, or ASIC, on or immediately prior to the date the Securities and Exchange Commission, or the SEC, declares the Registration Statement related to this offering effective.

ASX Listing Application	We intend to file an application for the CDIs to be quoted on the Australian Securities Exchange, or ASX, within seven days of lodging a prospectus with the ASIC.
Offering Period	We intend to commence accepting applications to purchase CDIs on November 22, 2010, or approximately 10 days after lodging a prospectus with the ASIC. We anticipate that the offering period will be open for two weeks and will close on December 6, 2010. However, we reserve the right to extend the offering period, provided the allocation of the CDIs and the closing of the offering take place no more than two months following the date we lodge a prospectus with the ASIC.

Allocation of CDIs and Closing of Offering	The CDIs are expected to be allotted and the offering is expected to be closed on December 10, 2010 assuming we raise at least the minimum offering amount and our CDIs are approved for quotation on the ASX (although we reserve the right to extend the closing date in consultation with the placement agent). Upon the closing of the offering, net offering proceeds will be delivered to us in U.S. dollars.

Escrow Account	Until the allotment of the CDIs and the closing of the offering, we will hold all funds received from potential investors in a separate account at the Australia and New Zealand Banking Group. If we do

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not sell the minimum offering amount or if our CDIs are not approved for quotation on the ASX within two months following the date we lodge a prospectus with ASIC, we will return all funds to potential investors without interest or deduction as soon as practicable.

Trading Date	We anticipate that the CDIs will commence trading on the ASX on a deferred settlement basis on December 13, 2010, or the first trading day on the ASX following the allotment of the CDIs and the closing of the offering. We expect CDIs to commence trading on the ASX on a normal, non-deferred settlement basis, on December 15, 2010 or three trading days after the closing of the offering.

Holding Statements	We anticipate that holding statements will be issued to investors purchasing CDIs in the offering on December 14, 2010, or four calendar days after the closing of the offering.

As outlined above, the Company intends to lodge a prospectus with the ASIC on or immediately prior to the date the Commission declares the Registration Statement effective. Under the Australian Corporations Act, the Company is prohibited from processing applications to acquire CDIs in the seven day period after the date it lodges a prospectus with ASIC, which is known as the Exposure Period. This Exposure Period may be extended by ASIC for a further period of up to seven days to allow the Company to respond to questions or comments from ASIC.
After the end of the Exposure Period, the Company intends to open the offering for a period of two to three weeks to raise the minimum offering amount of A$70 million. The Company’s success and the actual time period required to raise the minimum offering amount, however, will depend in part on a number of factors outside of the Company’s control, including the strength of the equity markets in Australia and the United States. Based on advice from the Company’s placement agent, the Company is allocating up to five weeks to raise the minimum offering amount as a result of the recent volatility in the equity markets, the recent volatility in the currency exchange rates in Australia and the United States and to help account for the fact that the offering is taking place during the holiday season.
Once it raises the minimum offering amount and decides to close the offer, the Company will stop accepting applications for CDIs and start the closing process with the placement agent. This process involves allocating the CDIs among the potential investors, and verifying the funds from the potential investors are held in the escrow account. Because investors can submit checks as payment for the CDIs, the allocation and fund verification process can take 3 to 5 business days. Following this process, the Company will finalize the allocation of the CDIs, and close the offering by procuring CHESS Depositary Nominees to issue the CDIs for the funds paid by the investors, which takes an additional business day.
The Company believes the proposed offering process and timeline outlined above are consistent with the requirements of Rule 10b-9 of the Exchange Act of 1934, as amended. In total, the Company is requesting 60 days between lodging the prospectus and the latest possible expiration date of the offering. No applications will be processed by the Company during the Exposure Period. Because the Exposure Period will last between 7 to 14 days, investor funds will be held in escrow for a maximum of 46 to 53 days. If the Company does not sell the minimum offering amount or if the CDIs are not approved for quotation on the ASX within the 60 day period, the Company has agreed in the Escrow Deed to return all funds to potential investors without interest or deduction as soon as practicable.

October 22, 2010
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Our Solution, page 2
2.	We note your response to prior comment 7 and revised disclosure on pages 3 and 55 indicating that your statements regarding the safety of your product are based on “development work and human clinical trial data” with “an earlier version” of your stent design and polymer. With a view toward clarified disclosure, please tell us if the earlier version of the polymer is the same polymer used in your human clinical trials discussed on pages 15 and 56 where you indicate that a primary underlying cause of the higher than anticipated number of patients requiring retreatment with another stent was the nature of the polymer used. If so, also tell us why you continue to believe that presenting your product as designed to be safe is appropriate, given the lack of long-term data regarding the safety as mentioned on page 16.
Response: The earlier version of the polymer is the same version used in the Company’s human clinical trials discussed on pages 15 and 56 of the prospectus. The Company believes that the current version of its polymer is safe and biocompatible based on the results of its animal studies to date. These animal studies, at 12 months post-stenting in pigs and 12 months post-stenting in rabbits, have not shown indications of adverse safety or biological reactions while the stent is degrading, which is consistent with the preclinical testing results of the earlier version of the polymer. In addition, while the Company does not have any human clinical data with respect to the current version of its polymer, the Company previously performed human clinical trials with the earlier polymer version, which showed safety and biocompatibility 34 months post-stenting. The current version of the polymer is similar in composition and contains approximately 85% of the same material as the earlier version of the polymer. The Company modified the current version of the polymer to enhance its mechanical properties and address structural issues identified in its human clinical trials. The previous and the current polymers have demonstrated equal safety and biocompatibility in preclinical testing. We have revised the disclosure on pages 3 and 55 accordingly.
Boston Scientific Agreements, page 62
3.	We will continue to evaluate your response to prior comment 22 in connection with your request for confidential treatment as noted in your response.
Response: We are in receipt of the Staff’s response letter to our confidential treatment request and will respond to the Staff’s comment on the Boston Scientific Agreements in a separate response letter. As requested, we disclosed the transfer price in the Registration Statement.
CHESS Depositary Interests or CDIs, page 100

October 22, 2010
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4.	We note your response to prior comment 31 and the references to web site addresses on pages 100 and 102. Please refer to footnote 41 and the related text in Release 33 7856 (April 28, 2000) regarding your obligations, including filing requirements, when you use web site addresses in your document. Also tell us how you intend to comply with the filing requirement of Item 601(b)(4) of Regulation S K.
Response: Pursuant to the Staff’s comment, we have removed the references to the web site addresses from the prospectus and filed Section 13 of the ASX Settlement Operating Rules regarding Depositary Interests in CHESS as Exhibit 99.1 to the Registration Statement. Section 13 defines the rights, preferences, privileges and restrictions of the CDIs.
Financial Statements, page F 1
5.	Please update the financial statements when required by Rule 3-1 2 of Regulation S-X.
Response: We note the Staff’s comment and have updated the financial statements accordingly.
Exhibits
6.	Please include an updated accountant’s consent with any amendment to the filing.
Response: We note the Staff’s comment and have provided, and will continue to provide, the Staff with an updated accountant’s consent with any amendment to the filing.
Very truly yours,
DLA Piper LLP (US)
/s/ Michael S. Kagnoff
Michael S. Kagnoff
Partner